H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA


06010287

Date 3 January 20056

Our ref TZOL
Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 188-189, released from 14 December – 14 December in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2b.*

Yours sincerely



Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting



H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Release No 189

14 December 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	4,041,630	141.8789	573,421,901
6 December 2005	166,113	129.4393	21,501,548
7 December 2005	26,910	129.6937	3,490,057
8 December 2005	166,113	128.8185	21,398,433
9 December 2005	166,113	128.3511	21,320,794
12 December 2005	36,213	127.2847	4,609,359
13 December 2005	191,030	126.8200	24,226,418
14 December 2005	24,917	125.8592	3,136,034
Accumulated under the program	4,819,039	139.6761	673,104,544

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Following the above buyback Lundbeck owns a total of 7,102,032 own shares at a nominal value of DKK 5, equal to 3.13% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact: Steen Juul Jensen, Vice President, +45 36 43 30 06

Investor contact: Jacob Tolstrup, Investor Relations Manager, +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 189

14. december 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	4.041.630	141,8789	573.421.901
6. december 2005	166.113	129,4393	21.501.548
7. december 2005	26.910	129,6937	3.490.057
8. december 2005	166.113	128,8185	21.398.433
9. december 2005	166.113	128,3511	21.320.794
12. december 2005	36.213	127,2847	4.609.359
13. december 2005	191.030	126,8200	24.226.418
14. december 2005	24.917	125,8592	3.136.034
Akkumuleret under programmet	4.819.039	139,6761	673.104.544

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 7.102.032 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 3,13% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Release No 190

22 December 2005

Financial calendar 2006

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

15 March 2006
Annual report 2005

24 April 2006
Annual General Meeting

9 May 2006
Interim report for the first quarter of 2006

16 August 2006
Interim report for the second quarter of 2006

15 November 2006
Interim report for the third quarter of 2006

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 190

22. december 2005

Finanskalender 2006

H. Lundbeck A/S har planlagt følgende datoer for regnskabsmeddelelser og ordinær generalforsamling i 2006.

15. marts 2006
Årsregnskabsmeddelelse 2005

24. april 2006
Ordinær generalforsamling

9. maj 2006
Kvartalsmeddelelse for 1. kvartal 2006

16. august 2006
Kvartalsmeddelelse for 2. kvartal 2006

15. november 2006
Kvartalsmeddelelse for 3. kvartal 2006

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com